NMP ACQUISITION CORP.

555 Bryant Street, No. 590

Palo Alto, CA 94301

June 30, 2025

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:	NMP Acquisition Corp.

Registration Statement on Form S-1, as amended

Filed May 6, 2025

File No. 333-286985

Acceleration Request

Requested Date: Monday, June 30, 2025

Requested Time: 5:00 p.m. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 (File No. 333-286985) (as amended, the “Registration Statement”) to become effective on Monday, June 30, 2025, at 5:00 p.m. Eastern Time, or as soon thereafter as possible, or at such later time as the Registrant or its outside counsel, Mitchell Silberberg & Knupp LLP, may orally request via telephone call to the staff.

Once the Registration Statement has been declared effective, please orally confirm that event with our outside counsel by calling Blake Baron at (917) 546-7709.

Very truly yours,

NMP Acquisition Corp.

By:	/s/ Melanie Figueroa
Melanie Figueroa
Chief Executive Officer

cc:	Gabriel Miranda, Mitchell Silberberg & Knupp LLP

NMP Acquisition Corp. – 555 Bryant Street, No. 590, Palo Alto, CA 94301 – Tel: 408.357.3214